SEI Investments Distribution Co.
Statement of Cash Flows
Year Ended December 31, 2018

(in thousands of dollars)

Cash flows from operating activities	
Net income	$ 28,404
Adjustments to reconcile net income to net cash provided by operating activities	
Reversal of allowance for doubtful accounts	(16)
Deferred taxes	224
(Increase) decrease in operating assets	
Net receivables/payables from customers	82
Fees receivable from affiliated funds	1,048
Fees receivable from non-affiliated funds	477
Receivable from affiliate	(105)
Net receivable from clearing organizations	(1,412)
Tax receivable	300
Securities owned, at market value	(5,696)
Other assets	(101)
Increase (decrease) in operating liabilities	
Distribution fees payable	(403)
Payable to parent	(961)
Payable to affiliates	(677)
Payable to clearing organizations	100
Accrued soft dollars	479
Other liabilities	620
Total adjustments	(6,041)
Net cash provided by operating activities	22,363
Cash flows from financing activities	
Payment of dividends	(22,000)
Net cash used in financing activities	(22,000)
Net increase in cash	363
Cash and restricted cash	
Beginning of year	881
End of year	$ 1,244
Supplemental disclosure of cash flow information	
Taxes paid	$ 3

The accompanying notes are an integral part of these financial statements.